The Company is a fully integrated energy company in Argentina participating in the electricity, oil and gas value businesses.

Through our own activities, subsidiaries and shareholdings in joint ventures and based on the business nature, customer portfolio and risks involved, we operate our businesses through the following reportable business segments:

●	Generation, principally consisting of our direct and indirect interests in HINISA, HIDISA, Greenwind (until divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through our own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, III and IV wind farms.

●	Oil and Gas, consisting of our own interests in oil and gas areas and through our direct interests in Comercializadora e Inversora S.A. (until a 2024 corporate reorganization) and PECSA;

●	Petrochemicals, comprised of our own styrene operations and the catalytic reformer plant operations conducted in Argentina;

●	Holding and Other Business, principally consisting of our interests in joint businesses CITELEC, CIESA and OCP and their respective subsidiaries, which hold the concession over the high-voltage electricity transmission and over gas and oil transportation, respectively.

The Company manages its operating segments based on its individual net profit in U.S. dollars.

Six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023

Generation Segment

	Generation (in millions of U.S.$)
	For the six-month period ended
	June 30, 2024	June 30, 2023	Variation	%
Revenue	322	344	(22)	(6%)
Cost of sales	(158)	(181)	23	(13%)
Gross profit	164	163	1	1%

Selling expenses	(1)	(1)	-	-
Administrative expenses	(25)	(26)	1	(4%)
Other operating income and expenses, net	25	21	4	19%
Share of (loss) profit from joint ventures	(38)	5	(43)	(860%)
Impairment of financial assets	(46)	-	(46)	100%
Operating income	79	162	(83)	(51%)

Financial income	2	1	1	100%
Financial costs	(28)	(66)	38	(58%)
Other financial results	80	124	(44)	(35%)
Financial results, net	54	59	(5)	(8%)
Profit before income tax	133	221	(88)	(40%)

Income tax	100	(21)	121	(576%)
Profit of the period	233	200	33	17%

Owners of the company	233	200	33	17%
Non-controlling interest	-	-	-	-

Revenue

Revenue from our generation segment decreased 6%, to U.S.$322 million in the six-month period ended June 30, 2024, compared to U.S.$344 million in the six-month period ended June 30, 2023.

This variation is mainly explained by lower Energy Plus demand and prices, due to the decline in industrial activity and our divestment of Greenwind in August 2023. These effects were partially offset by an increase in renewable generation due to higher water resource availability in our hydroelectric plants and the completion of commissioning of PEPE IV in June 2023.

Power generation during the six-month period ended June 30, 2024 decreased by 4%, to 8,756 GWh compared to 9,084 GWh for the six-month period ended June 30, 2023, mainly due to lower dispatch of our thermal units, partially offset by higher renewable generation.

The following table shows net power generation and sales (in GWh) for our power generation plants:

	For the six-month period ended
	June 30, 2024		June 30, 2023
	Net generation (In GWh)	Installed capacity (In Mw)	Net generation (In GWh)	Installed capacity (In Mw)
Hydroelectric	1,101	938	653	938
Wind	502	332	597	387
Thermal	7,153	4,107	7,834	4,107
Total	8,756	5,377	9,084	5,432

Cost of Sales

Cost of sales decreased by 13% to U.S.$158 million for the six-month period ended June 30, 2024, compared to U.S.$181 million for the six-month period ended June 30, 2023, mainly explained by lower electricity purchases to comply with our obligations set forth in supply contracts and lower maintenance expenses.

Gross Profit

Gross profit from our generation segment did not vary significantly, amounting to U.S.$164 million and U.S.$163 million, for the six-month periods ended June 30, 2024 and 2023, respectively.

Moreover, in the six-month period ended June 30, 2024, the gross margin in relation to sales increased to 51%, compared to 47% for the six-month period ended June 30, 2023.

Selling Expenses

Selling expenses from our generation segment amounted to U.S.$1 million for both six-month periods ended June 30, 2024 and 2023.

Administrative Expenses

Administrative expenses from our generation segment did not vary significantly, amounting to U.S.$25 million for the six-month period ended June 30, 2024, compared to U.S.$26 million for the six-month period ended June 30, 2023. This variation is mainly due to lower labor costs.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our generation segment increased to a U.S.$25 million gain for the six-month period ended June 30, 2024, compared to a U.S.$21 million gain for the six-month period ended June 30, 2023. This variation is mainly due to insurance recoveries in Genelba and PEPE III recorded in 2024.

Share of (loss) profit from joint ventures

The share of (loss) profit from joint ventures from our generation segment amounted to a U.S.$38 million loss for the six-month period ended June 30, 2024, compared to a U.S.$5 million profit for the six-month period ended June 30, 2023. This variation is mainly explained by the impairment of property, plant and equipment recorded by CTB in 2024.

Impairment of financial assets

Our generation segment recorded an impairment of financial assets of U.S.$46 million for the six-month period ended June 30, 2024, while no impairment was recorded for the six-month period ended June 30, 2023. This variation is explained by the agreement entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of unpaid economic transactions in the wholesale electricity market, including: (i) the December 2023 and January 2024 transactions that were settled with sovereign bonds valued at U.S.$0.65 per U.S. dollar of face value in the domestic market; and (ii) the February 2024 transaction that was settled in cash. Both payments did not recognize accrued interest, and as a result, the Company recorded a U.S.$46 million impairment in the related receivables of CAMMESA.

Operating Income

Operating income from our generation segment decreased by U.S.$83 million (51%), to U.S.$79 million for the six-month period ended June 30, 2024, compared to U.S.$162 million for the six-month period ended June 30, 2023. This variation is mainly attributable to: (i) the share of loss from joint ventures, and (ii) the impairment in CAMMESA’s receivables described above, recorded in 2024.

The operating margin in relation to sales for the six-month period ended June 30, 2024, decreased to 25% compared to a 47% for the six-month period ended June 30, 2023.

Financial Results, net

Financial results, net, amounted to a U.S.$54 million gain for the six-month period ended June 30, 2024, compared to U.S.$59 million gain for the six-month period ended June 30, 2023. This decrease is mainly due to lower gains from changes in the fair value of financial instruments, partially offset by lower financial interest expenses in line with lower peso denominated debt stock and lower exchange differences losses over the monetary position in Pesos.

Income Tax

The generation segment recorded an income tax benefit of U.S.$100 million for the six-month period ended June 30, 2024, compared to a tax charge of U.S.$21 million for the six-month period ended June 30, 2023. The variation is mainly related to non-cash credit on deferred income tax due to an inflation higher than the Argentine peso devaluation.

Profit of the period

As a result of the foregoing, the generation segment recorded a U.S.$233 million profit for the six-month period ended June 30, 2024, compared to U.S.$200 million profit for the six-month period ended June 30, 2023, both of which were entirely attributable to the owners of the Company.

Oil and Gas Segment

	Oil and Gas (in millions of U.S.$)
	For the six-month period ended
	June 30, 2024	June 30, 2023	Variation	%
Revenue	368	341	27	8%
Cost of sales	(234)	(198)	(36)	18%
Gross profit	134	143	(9)	(6%)

Selling expenses	(29)	(25)	(4)	16%
Administrative expenses	(36)	(38)	2	(5%)
Exploration expenses	-	(7)	7	(100%)
Other operating income and expenses, net	28	12	16	133%
Impairment of financial assets	(10)	-	(10)	100%
Operating income	87	85	2	2%

Financial income	-	1	(1)	(100%)
Financial costs	(49)	(97)	48	(49%)
Other financial results	(14)	25	(39)	(156%)
Financial results, net	(63)	(71)	8	(11%)
Profit before income tax	24	14	10	71%

Income tax	51	-	51	100%
Profit of the period	75	14	61	436%

Owners of the company	75	14	61	436%
Non - controlling interest	-	-	-	-

Revenue

Revenue from our oil and gas segment increased 8%, to U.S.$368 million for the six-month period ended June 30, 2024, compared to U.S.$341 million for the six-month period ended June 30, 2023. This variation is mainly explained by a substantial growth in gas production, boosted by the round 4.2 of GasAr Plan, in which we were awarded a maximum flat volume of 4.8 million m3 per day to be evacuated through the Nestor Kirchner Pipeline and cooler temperatures compared to 2023, partially offset by lower gas volumes and prices sold to Chile and industrial sectors.

The average sale price for gas was U.S.$3.7/MBTU for the six-month period ended June 30, 2024, 16% lower than U.S.$4.4/MBTU recorded in the six-month period ended June 30, 2023, mainly explained by lower export and industrial customers’ demand. The average sale price for oil was U.S.$70/bbl for the six-month period ended June 30, 2024, 6% higher than average sale price for the six-month period ended June 30, 2023, in line with the increase of the international price of Brent, which is the main reference for the company’s oil sale prices.

The following table shows our production and sales for the oil and gas segment for the periods shown:

	For the six-month period ended
	June 30, 2024	June 30, 2023
Production
Oil (k bbl/day)	4.9	5.1
Gas (k m3/day)	13.1	9.7
Total (k boe/day)	82.0	62.4

Sales
Oil (k bbl/day)	4.5	5.7
Gas (k m3/day)	13.2	9.8
Total (k boe/day)	82.0	63.2

Cost of Sales

The cost of sales from our oil and gas segment increased by 18%, from U.S.$198 million for the six-month period ended June 30, 2023 to U.S.$234 million for the six-month period ended June 30, 2024. The variation is mainly due to higher property, plant and equipment depreciation, higher royalty charges in line with the increase in sale volumes, and higher costs related to the increase in gas activity (maintenance and contractors).

Gross Profit

Gross profit from our oil and gas segment decreased by 6%, from U.S.$143 million in the six-month period ended June 30, 2023, to U.S.$134 million for the six-month period ended June 30, 2024. This variation is explained by higher costs and lower average sale prices, partially offset by higher sale volumes.

Additionally, the gross margin on sales decreased to 36% in the six-month period ended June 30, 2024, compared to 42% for the six-month period ended June 30, 2023.

Selling Expenses

Selling expenses from our oil and gas segment increased to U.S.$29 million for the six-month period ended June 30, 2024, compared to U.S.$25 million for the same period in 2023 due to increased gas transportation expenses and taxes mainly explained by higher gas sale volumes.

Administrative Expenses

Administrative expenses from our oil and gas segment decreased by 5%, amounting to U.S.$36 million for the six-month period ended June 30, 2024, compared to U.S.$38 million for the six-month period ended June 30, 2023, mainly due to lower salaries expenses.

Exploration expenses

Exploration expenses from our oil and gas segment amounted to U.S.$7 million for the six-month period ended June 30, 2023, due to decision to relinquish the Rio Atuel block, whereas no charges were recorded for the six-month period ended June 30, 2024.

Other Operating Income and Expenses, net

Other operating incomes and expenses, net from our oil and gas segment recorded gains of U.S.$28 million for the six-month period ended June 30, 2024, compared to U.S.$12 million for the six-month period ended June 30, 2023, mainly due to higher commercial interests accrued and Gas Plan income.

Impairment of financial assets

Our oil and gas segment recorded an impairment of financial assets of U.S.$10 million, for the six-month period ended June 30, 2024, while no impairment was recorded for the same period ended June 30, 2023. This variation is explained by the impairment of U.S.$8 million of CAMMESA’s receivables and U.S.$2 million of Gas Plan receivables recorded considering the market value of financial instruments, received under the agreed cancellation methodology set in SE Resolution No. 58/24 and Note NO-2024-54277417- APN-SE#MEC, respectively.

Operating Income

The operating income from our oil and gas segment did not vary significantly, amounting to U.S.$87 million for the six-month period ended June 30, 2024 and U.S.$85 million for the six-month period ended June 30, 2023.

The operating margin in relation to sales for the six-month period ended June 30, 2024, decreased to 24% compared to 25% for the six-month period ended June 30, 2023.

Financial Results, Net

Financial results, net from our oil and gas segment amounted to a U.S.$63 million loss for the six-month period ended June 30, 2024, compared to a U.S.$71 million loss for the six-month period ended June 30, 2023, mainly due to lower financial interest expenses, partially offset by lower gains from changes in the fair value of financial instruments.

Income Tax

Our oil and gas segment recorded an income tax benefit of U.S.$51 million for the six-month period ended June 30, 2024, while no charges were recorded for the same period in 2023, mainly related to the non-cash credit on deferred income tax due to an inflation higher than the Argentine peso devaluation.

Profit of the period

As a result of the foregoing, our oil and gas segment recorded a profit of U.S.$75 million for the six-month period ended June 30, 2024, compared to U.S.$14 million for the six-month period ended June 30, 2023, both of which were entirely attributable to the owners of the Company.

Petrochemicals Segment

	Petrochemical (in millions of U.S.$)
	For the six-month period ended
	June 30, 2024	June 30, 2023	Variation	%
Revenue	254	257	(3)	(1%)
Cost of sales	(226)	(231)	5	(2%)
Gross profit	28	26	2	8%

Selling expenses	(6)	(8)	2	(25%)
Administrative expenses	(3)	(3)	-	-
Other operating income and expenses, net	5	(1)	6	(600%)
Impairment of inventory	-	(3)	3	(100%)
Operating income	24	11	13	118%

Financial costs	(2)	(1)	(1)	100%
Other financial results	1	3	(2)	(67%)
Financial results, net	(1)	2	(3)	(150%)
Profit before income tax	23	13	10	77%

Income tax	3	(2)	5	(250%)
Profit of the period	26	11	15	136%

Owners of the company	26	11	15	136%
Non - controlling interest	-	-	-	-

Revenue

Revenue from our petrochemicals segment amounted to U.S.$254 million for the six-month period ended June 30, 2024, 1% lower than the U.S.$257 million reported for the six-month period ended June 30, 2023. This variation is mainly due to lower polystyrene sale volumes, partially offset by higher octane basis sale volumes in the local market.

Total sold volumes during the six-month period ended June 30, 2024 experienced a 7% increase compared to the six-month period ended June 30, 2023. This variation is mainly explained by higher local sales from our reforming plant’s derived products, and lower local volumes from styrene and polystyrene.

The following table shows sales volumes in the petrochemicals segment during the specified periods:

Volume sold in k ton	For the six-month period ended
	June 30, 2024	June 30, 2023
Reforming Plant products	157	136
Styrene & polystyrene	41	54
SBR	22	20
Total	221	209

Cost of Sales

Cost of sales from our petrochemicals segment decreased by 2%, to U.S.$226 million for the six-month period ended June 30, 2024, compared to U.S.$231 million for the six-month period ended June 30, 2023. This variation is mainly due to lower polystyrene production, partially offset by higher volumes of derived products from our reforming plant.

Gross Profit

Our petrochemical segment recorded a gross profit of U.S.$28 million for the six-month period ended June 30, 2024, compared to U.S.$26 million for the same period in 2023, mainly due to higher margins in our reforming plant and SBR, partially offset by lower styrene and polystyrene sale volumes.

The gross margin on sales reached 11% for the six-month period ended June 30, 2024, compared to 10% for the six-month period ended June 30, 2023.

Selling Expenses

Selling expenses from our petrochemicals segment decreased to U.S.$6 million for the six-month period ended June 30, 2024, compared to U.S.$8 million for the six-month period ended June 30, 2023.

Administrative Expenses

Administrative expenses from our petrochemicals segment did not vary, amounting to U.S.$3 million for both six-month periods ended June 30, 2024 and 2023.

Other operating income and expenses, net

Other operating income and expenses, net amounted to a U.S.$5 million gain for the six-month period ended June 30, 2024, compared to a U.S.$1 million loss for the six-month period ended June 30, 2023. This variation is mainly explained by gains derived from the settlement of exports at a differential U.S dollar exchange through the Export Increase Program in 2024.

Impairment of inventory

Our petrochemical segment recorded a loss of U.S.$3 million in the comparative six-month period an impairment of SBR inventories, as consequence of the drop in international prices.

Operating Income

The operating income from our petrochemicals segment increased to U.S.$24 million for the six-month period ended June 30, 2024, compared to U.S.$11 million for the six-month period ended June 30, 2023. This variation is mainly due to other operating income, net and the impairment of inventory in the comparative six-month period explained above.

The operating margin in relation to sales for the six-month period ended June 30, 2024, increased to 9% compared to a 4% for the six-month period ended June 30, 2023.

Financial Results, Net

Our petrochemicals recorded a loss of U.S.$1 million for financial results, net for the six-month period ended June 30, 2024, compared to a U.S.$2 million gain for the six-month period ended June 30, 2023, mainly explained by and lower exchange differences gains over the monetary position in Pesos.

Income Tax

The petrochemicals segment recorded an income tax benefit of U.S.$3 million for the six-month period ended June 30, 2024, compared to a U.S.$2 million tax charge for the same period in 2023.

Profit of the period

The petrochemicals segment recorded a profit of U.S.$26 million for the six-month period ended June 30, 2024, compared to U.S.$11 million for the six-month period ended June 30, 2024, both of which were entirely attributable to the owners of the Company.

Holding and Others Segment

	Holding and others (in millions of U.S.$)
	For the six-month period ended
	June 30, 2024	June 30, 2023	Variation	%
Revenue	10	8	2	25%
Gross profit	10	8	2	25%

Administrative expenses	(19)	(22)	3	(14%)
Other operating income and expenses, net	(27)	(6)	(21)	350%
Share of profit from joint ventures and associates	77	29	48	166%
Recovery of impairment of intangible assets	-	2	(2)	(100%)
Impairment of financial assets	-	(3)	3	(100%)
Profit from sale of companies’ interest	7	-	7	100%
Operating income	48	8	40	500%

Financial income	-	3	(3)	(100%)
Financial costs	(15)	(27)	12	(44%)
Other financial results	7	102	(95)	(93%)
Financial results, net	(8)	78	(86)	(110%)
Profit before income tax	40	86	(46)	(53%)

Income tax	(7)	(6)	(1)	17%
Profit of the period	33	80	(47)	(59%)

Owners of the company	33	80	(47)	(59%)
Non - controlling interest	-	-	-	-

Revenue and gross profit

Revenue and gross profit from our holding and others segment increased by 25% to U.S.$10 million in the six-month period ended June 30, 2024 compared to U.S.$8 million for the six-month period ended on June 30, 2023.

Administrative Expenses

Administrative expenses from our holding and others segment decreased to U.S.$19 million for the six-month period ended June 30, 2024, compared to U.S.$22 million for the six-month period ended June 30, 2023, mainly due to lower compensation agreements for senior management expenses.

Other Operating Income and Expenses, Net

Other operating income and expenses, net from our holding and others segment recorded a loss of U.S.$27 million for the six-month period ended June 30, 2024, compared to a U.S.$6 million loss for the six-month period ended June 30, 2023. The variation is mainly due to U.S.$23 million provision for contingencies charges recorded in 2024.

Share of profit from joint ventures and associates

Share of profit from joint ventures and associates from our holding and others segment amounted to U.S.$77 million for the six-month period ended June 30, 2024, compared to U.S.$29 million for the six-month period ended June 30, 2023. This variation is mainly explained by higher profit from our stakes in (i) CIESA amounting to U.S.$22 million, mainly due to tariff increase in its regulated business; and (ii) OCP amounting to U.S.$26 million, mainly due to the acquisition of additional shares of OCP representing 29.66% of OCP’s capital stock.

Recovery of impairment of intangible assets

The recovery of impairment of intangible assets amounted U.S.$2 million for the six-month period ended June 30, 2023, while no charges were recorded for the six-month period ended June 30, 2024.

Impairment of financial assets

Our holding and others segment recorded a U.S.$3 million charge for impairment of financial assets in the comparative six-month period, while no charges were recorded for the six-month period ended June 30, 2024.

Profit from sale of companies’ interest

The profit from sale of companies’ interest from our holding and others segment amounted to U.S.$7 million for the six-month period ended June 30, 2024, due to the sale of 0.65% of TGS, whereas no charges were recorded for the six-month period ended June 30, 2023.

Operating Income

Operating income from our holding and others segment increased by U.S.$40 million, amounting to U.S.$48 million for the six-month period ended June 30, 2024, compared to U.S.$8 million for the six-month period ended June 30, 2023.

Financial Results, Net

Our holding and others segment recorded U.S.$8 million financial net loss for the six-month period ended June 30, 2024, compared to U.S.$78 million gain for the six-month period ended June 30, 2023. This variation is mainly due to lower net exchange difference gains over the monetary position in Pesos.

Income Tax

Our holding and others segment recorded a slight increase on the income tax charge amounting to U.S.$7 million for the six-month period ended June 30, 2024, compared to U.S.$6 million for the six-month period ended June 30, 2023.

Profit of the period

Our holding and others segment recorded profits of U.S.$33 million for the six-month period ended June 30, 2024, compared to U.S.$80 million for the six-month period ended June 30, 2023, both of which were entirely attributable to the owners of the Company.